Exhibit 12.1

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the year ended December 31, 2012

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$42,544,588

Add:
Interest on indebtedness (excluding capitalized interest)	229,911,807
Amortization of debt related expenses	7,683,550
Portion of rents representative of the interest factor	6,946,781
287,086,726

Distributed income from equity investees	194,109,970

Pretax earnings from continuing operations, as adjusted	$481,196,696

Fixed charges -
Interest on indebtedness (including capitalized interest)	$231,449,478
Amortization of debt related expenses	3,099,218
Portion of rents representative of the interest factor	6,946,781

Fixed charges	$241,495,477

Ratio of earnings to fixed charges	2.0

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